September 12, 2007
Via EDGAR
Mail Stop 7010
Ms. Mellissa Campbell Duru
Attorney Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ConocoPhillips Definitive Proxy Statement on Schedule 14A Filed April 2, 2007 File No. 001-32395
Dear Ms. Duru:
On behalf of ConocoPhillips (the “Company”), I refer to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated August 21, 2007, containing comments regarding the above-referenced filing.
As discussed with you on September 11, 2007, the Company has requested additional time to file its response in order to allow its Compensation Committee adequate opportunity to review the Company’s response to the Commission’s comment letter. As a result, the Company plans to provide a response to the Commission on or before October 19, 2007. Thank you for this courtesy.
An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours, CONOCOPHILLIPS
/s/ Janet Langford Kelly
Janet Langford Kelly
Senior Vice President, Legal, General Counsel and Corporate Secretary